EXHIBIT 3

                   SOCIAL EXPRESSIONS ACQUISITION CORPORATION
                                  42 Oak Drive
                          Bedford, New Hampshire 03110


July 8, 1996


The Board of Directors
AGP & Company, Inc.
551 Fifth Avenue
Suite 1625
New York, NY 10176

Attn: Mr. Steven Bingaman

Dear Steve:

Thank you for your response to our letter dated July 1, 1996, and for your indication of interest on behalf of AGP in evaluating the possibility of implementing our proposed course of action. As you suggested, the following is in answer to your request that we expand the information contained in our letter:

1. Argent Securities, Inc., Atlanta, Georgia, is the investment banking firm with which Social Expressions Acquisition Corporation (SEAC) has entered into agreements for the following:

          a. A private placement offering (PPM) of Five Hundred Thousand to One Million Five Hundred Thousand dollars ($500,000 - 1,500,000).

          b. A secondary public offering of no less than Three Million Five Hundred Thousand dollars ($3,500,000). The offering price shall be at a minimum of Five dollars ($5.00) per share.

2. The expected capitalization will be a minimum of Three Million Five Hundred Thousand (3,500,000) shares issued and outstanding, including the completion of the private placement, a secondary offering, and the acquisition of TMC.

3. As to the existing debt, we offer to purchase all the issued and outstanding common stock of TMC, which will include TMC's assets and liabilities.

Due to the extremely time-sensitive nature of the opportunity being presented to us by our investment bankers and appreciating your need to evaluate the proposed transaction prior to proceeding along to the next step; I would submit to AGP's Board that the most responsible and sensible approach to deciding this matter would require that the Board immediately call for a Special Meeting of Shareholders regarding the proposal. This process will avoid delays and still allow the Board to evaluate the offer and decide whether to endorse it, oppose it, or remain neutral.

Please provide a written response by July 11, 1996 as to:

1.       calling a Special Shareholder's Meeting (date and time)

2.       course of action provided by Steven Dreyer, Esq.

3.       list of additional information you may require.



Thank you in advance for your prompt response.

Sincerely,

/s/ Omar L. Peraza
Omar L. Peraza

cc:      James Howard
         Joseph Drucker